UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

East Floor 5 Building No. 8, Xishanhui Shijingshan District, Beijing 100041 People’s Republic of China +86-010-82088021
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Results of Baosheng Media Group Holdings Limited’s 2023 Extraordinary General Meeting of Shareholders

At the 2023 extraordinary general meeting of shareholders of Baosheng Media Group Holdings Limited (the “Company”) held on September 28, 2023, at 9:00 p.m. Eastern Time, the shareholders of the Company adopted an ordinary resolution approving the proposal considered at the meeting. A total of 991,372 votes, representing 64.60% of the 1,534,487 votes exercisable as of August 29, 2023, the record date, were present in person or by proxy at the meeting. The results of the votes were as follows:

1.	As an ordinary resolution, to approve the increase of the Company’s authorized share capital, effective immediately, from US$60,000 divided into 6,250,000 Ordinary Shares of par value US$0.0096 each, to US$9,600,000 divided into 1,000,000,000 Ordinary Shares of a par value of US$0.0096 each (“Increase of Share Capital Proposal”).

Resolution	For	Against	Abstain
Increase of Share Capital Proposal	985,446	5,782	144
Percentage of Voted Shares:	99.41%	0.58%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: October 4, 2023	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer